Exhibit 3.1

NOVANTA INC.

(the “Company”)

AMENDMENT NUMBER 3 TO BY-LAW NUMBER 1

1. Section 52 of By-Law Number 1 of the Company is hereby amended and restated as follows:

“52.  Remote Participation: Meetings of shareholders may be held by means of any telephonic, electronic or other communication facility, including teleconferencing, video conferencing, computer link, webcasting and other similar means, that permits all participants to hear each other during the meeting.  Any person entitled to attend a meeting of shareholders may participate in the meeting by means of such a telephonic, electronic or other communication facility, if the Corporation makes available such a facility.  A person participating in a meeting by such means shall be deemed to be present at the meeting.”

/s/ Robert J. Buckley
Robert J. Buckley
Chief Financial Officer